Filed by Telenor ASA
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Open Joint Stock Company “Vimpel-Communications”
Commission File No.: 001-14522
Telenor and Altimo to Create a Leading Emerging Markets Mobile Operator
(OSLO/MOSCOW 5 October 2009) Telenor Group and Altimo (the telecom arm of the Alfa Group) announce an agreement to combine their common assets in VimpelCom and Kyivstar to create a leading emerging markets mobile operator.
(Press conference at Fornebu at 10:00 CET, see below)
The parties have reached an agreement to combine their holdings in OJSC VimpelCom and Kyivstar into a new jointly-owned mobile telecoms operator, VimpelCom Ltd. The united company will provide high-quality integrated mobile telecom services in Russia, Ukraine and other CIS countries, as well as Georgia, Vietnam, Cambodia and Laos. VimpelCom Ltd. will seek to expand its operations in other rapidly developing markets in Europe, Asia and Africa, becoming one of the world’s leading players in the industry.
VimpelCom Ltd. is incorporated in Bermuda, will be headquartered in the Netherlands and will be listed on the NYSE.
Key benefits of the proposed transaction include the following:
•	Establish a leading emerging markets mobile operator with significant in-market and international growth opportunities;

•	Participation in the value creation from common management of the combined assets;

•	Attractive dividend potential from cash-generative Russian and Ukrainian operations;

•	Alignment of Telenor and Altimo’s interests going forward in Russia and Ukraine in a listed entity; and

•	Resolution of all outstanding disputes between Telenor and Altimo.
The parties have agreed to suspend all their ongoing legal proceedings and take action to withdraw or settle them prior to the transaction being completed. The governance structure agreed for VimpelCom Ltd. is designed to significantly reduce the potential for new disputes between the shareholders.
Jon Fredrik Baksaas, President and CEO of Telenor Group, said:
“Telenor is proud to take part in creating one of the most competitive and important players in the world of mobile communication. VimpelCom Ltd. will have ample opportunities for future growth and value creation for the benefit of all shareholders. We have turned a five-year struggle into an exciting venture for the future, and are pleased to announce an agreement that will enable us to focus completely on the long term value creation opportunity of the new company and put all previous disagreements behind us. We strongly urge all other OJSC VimpelCom shareholders to support the proposed transaction and join us in forming VimpelCom Ltd.”
Alexei Reznikovich, CEO of Altimo, said:
“Today is a truly historic day for our companies. We witness the appearance of a new star in the global telecom space. Altimo and Telenor have joined together to create a true leader in the telecoms market in the interests of all shareholders and subscribers. The new company will have unparalleled experience in providing modern telecoms solutions in strongly competitive environments. Moreover, the new company will be strong financially and therefore much more attractive to investors all around the globe who are looking for stable investment opportunities. We are confident that this merger will substantially increase shareholder value of the new company.”

Details of Proposal
Deal Structure
Subject to receiving the required regulatory and other approvals, VimpelCom Ltd. intends to make an offer whereby OJSC VimpelCom shares and ADRs will be exchanged for Depositary Receipts (“DRs”) representing shares in VimpelCom Ltd. (the “Exchange Offer”). Immediately following the successful completion of the Exchange Offer, Telenor and Altimo will contribute their respective shareholdings in Kyivstar in exchange for shares in VimpelCom Ltd. The parties expect to complete the proposed Exchange Offer and the other related transactions by mid-2010, following which VimpelCom Ltd. intends to delist OSJC VimpelCom.
A compelling value proposition for OJSC VimpelCom minority shareholders
The Exchange Offer will provide an attractive exchange ratio for OJSC VimpelCom minority shareholders. The effective exchange ratio between the equity of OJSC VimpelCom and that of Kyivstar will be 3.40:1. In addition to the other transaction benefits highlighted above, OJSC VimpelCom’s minority shareholders will benefit from VimpelCom Ltd.’s improved credit profile through Kyivstar’s low leverage and high cash conversion.
Significant future growth prospects
Combining OJSC VimpelCom and Kyivstar will create one of the largest emerging markets mobile operators. For 2008, the combined revenues amount to approximately USD12.6bn and the combined EBITDA to USD6.3bn, with approximately 85 million subscribers at year-end 2008. The parties believe that the combined entity has significant future growth potential, both within its existing markets and through potential expansion into new markets in the CIS, Asia and Africa. In addition, common management of the combined assets should yield meaningful operating efficiencies going forward.
Governance principles
VimpelCom Ltd. will have a nine-member board of directors, three of whom will be nominated by Telenor, three of whom will be nominated by Altimo, and three of whom will be independent and unaffiliated with either Telenor or Altimo. The Chairman of the Board will be one of the independent directors, unless otherwise agreed. Independent board members will act as a swing vote, with neither Telenor nor Altimo having a veto on any matter. The parties’ shareholders agreement and other agreements, copies of which will be filed with the United States Securities and Exchange Commission (the “SEC”), are governed by New York law, and the parties have agreed to resolve any future disputes through arbitration proceedings in London.
Incorporated in Bermuda, headquartered in the Netherlands and listed on the NYSE
Telenor and Altimo believe that VimpelCom Ltd.’s Bermuda incorporation and the choice of New York governing law will provide stability for VimpelCom Ltd. shareholders. Bermuda is a neutral jurisdiction with a well-developed body of corporate law and a number of NYSE-listed companies. The senior management of VimpelCom Ltd. will be headquartered in Amsterdam. In view of OJSC VimpelCom’s historic position as the first Russian company to list on the NYSE, the parties have chosen the NYSE for the listing of VimpelCom Ltd.
CEO
The parties will announce the selection of VimpelCom Ltd.’s CEO prior to the launch of the Exchange Offer. The parties will continue to rely on the expertise and experience of senior management in Russia and Ukraine as the remaining details of the new company’s business strategy and management structure is finalised.
Description of the Transactions
Assuming successful completion of the Exchange Offer, OJSC VimpelCom will become a wholly-owned subsidiary of VimpelCom Ltd. In addition, subject to receiving the required regulatory and other approvals, immediately upon completion of the Exchange Offer, Telenor and Altimo will contribute their respective Kyivstar shares to an entity that will become a subsidiary of VimpelCom Ltd. in exchange for shares in VimpelCom Ltd. (the “Kyivstar Share Exchange”).
Pursuant to the proposed Exchange Offer, VimpelCom Ltd. intends to offer:
•	to all holders of OJSC VimpelCom ADRs: 1 VimpelCom Ltd. Common DR or 0.0005 Russian Rubles in exchange for each OJSC VimpelCom ADR;

•	to all holders of OJSC VimpelCom common shares: 20 VimpelCom Ltd. Common DRs or 0.01 Russian Rubles in exchange for each OJSC VimpelCom common share; and

•	to all holders of OJSC VimpelCom preferred shares: 20 VimpelCom Ltd. Preferred DRs or 0.01 Russian Rubles in exchange for each OJSC VimpelCom preferred share.[1]
When Telenor and Altimo contribute their Kyivstar shares to VimpelCom Ltd., the effective exchange ratio will be 28.255 VimpelCom Ltd. shares for each Kyivstar share.2
The completion of the Exchange Offer will be conditional on obtaining more than 95% of OJSC VimpelCom’s outstanding voting shares on a fully diluted basis, as well as the expiration or termination of any applicable regulatory waiting periods, the receipt of certain regulatory approvals, the receipt of waivers or consents from certain third parties, the withdrawal in their entirety or dismissal with prejudice of specified legal and regulatory proceedings, there being no orders or actions prohibiting or preventing the proposed transactions and certain other conditions specified in the agreements between the parties that will be described in the materials to be filed with the SEC. Following the successful completion of the Exchange Offer, a squeeze-out procedure will be launched for any OJSC VimpelCom shares or ADRs not tendered, and the OJSC VimpelCom shares and ADRs will be delisted.
Upon completion of both the Exchange Offer and the Kyivstar Share Exchange, the ownership in VimpelCom Ltd. will be distributed as per the table below.

	Economic	Voting
Shareholders of VimpelCom Ltd.	ownership %*	ownership %*

Telenor	38.84	35.42
Altimo	38.46	43.89
Free float	22.70	20.69

Total	100.0%	100.0%

*	Ownership percentages assume 100% take-up of the Exchange Offer
The parties expect to complete the proposed Exchange Offer, the Kyivstar Share Exchange and the related transactions by mid-2010.
Telenor, Altimo and VimpelCom Ltd.’s respective governing bodies have approved the agreements and the proposed transactions. In addition, OJSC VimpelCom’s Board of Directors has expressed its support for the proposed Exchange Offer.

To the editorial offices:
Press conference at 10:00 CET
Telenor will hold a press conference on Monday, 5 October, at 10:00 hrs Norwegian time/CET. The presentation will be held in Auditorium A, Telenor Expo Visitors’ Centre, at the Telenor Headquarters at Fornebu outside Oslo. President and CEO Jon Fredrik Baksaas and EVP Jan Edvard Thygesen will make the presentation, which will be in English.

The press conference will be broadcast live over the Internet. No recording will be available after the conference. The conference will also be available live on mobile phones with 3G, GPRS or EDGE. For more details please refer to http://www.telenor.com/en/investor-relations/presentations/presentation-20091005/
The press conference will also be available as a conference call. This service also allows participants to ask questions at a concluding Q&A session, which will be held immediately after the presentation and a Q&A session in the auditorium. Please register at least 10 minutes before the conference starts, by calling:
(+47) 800 80 119 (from Norway) or
(+47) 23 00 04 00 (from Norway or abroad).
Investor conference call at 15:00 CET
A conference call will be held on Monday, 5 October, at 15:00 CET / 09:00 New York time. Jan Edvard Thygesen, Executive Vice President of the Telenor Group, Alexei Reznikovich, CEO of Altimo, and Boris Nemsic, CEO of OJSC VimpelCom, will participate and answer questions. Please call in at the latest 10 minutes before the conference at:
(+47) 800 80 119 (from Norway) or
(+47) 23 00 04 00 (from Norway or abroad).
Materials
English language versions of the presentation and press release will be filed with the SEC and made available on http://www.telenor.com/en/investor-relations/presentations/presentation-20091005/ at 07:00 hrs Norwegian time/CET, respectively.
The Telenor Group is an international provider of high quality tele, data and media communication services with mobile operations in 13 markets across the Nordic region, Central and Eastern Europe and in Asia. Headquartered in Norway, the Telenor Group is among the largest mobile operators in the world with over 160 million mobile subscriptions, revenues in 2008 of NOK 111 billion, and a workforce of more than 40,000 (all numbers include Kyivstar).
Altimo specializes in telecoms investments in Russia, the CIS and Asia. Its stakes include: 44% of the voting interest in VimpelCom, one of Russia’s two biggest mobile phone companies (NYSE: VIP); 25.1% of

MegaFon, the third largest GSM provider in Russia; 43.5% of Kyivstar, Ukraine’s largest mobile phone company; and 4.99% of Turkcell, Turkey’s largest mobile company (NYSE: TKC). Together, Altimo’s investee companies have more than 160 million mobile phone subscribers.
Cautionary statement regarding forward-looking statements
This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Telenor or Altimo’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, OJSC VimpelCom’s business or Kyivstar’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and Telenor and Altimo each expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.
Important Additional Information
This announcement is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase or exchange any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The publication and distribution of this announcement and any separate documentation regarding the intended offer, the making of the intended offer or the issuance and offer to purchase OJSC VimpelCom shares may be subject to specific regulations or restrictions in certain jurisdictions. As a result, persons in possession of this announcement must seek information as to any applicable local restrictions and comply therewith. Neither Telenor, Altimo nor any of their respective affiliates undertake any liability of any kind for any violation of applicable law. The solicitation and the offer to purchase shares of OJSC VimpelCom’s common stock or preferred stock or ADRs representing shares of OJSC VimpelCom’s common stock will only be made pursuant to an offer to purchase and related materials that are intended to be filed with the SEC and a voluntary tender offer statement prepared in compliance with applicable Russian law.
Telenor and Altimo intend for VimpelCom Ltd. to file a registration statement and tender offer statement, together with other related materials, with the SEC in connection with the proposed transactions. Information regarding the participants in the proposed offer and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the relevant materials to be filed with the SEC when they become available. TELENOR AND ALTIMO URGE OJSC VIMPELCOM SHAREHOLDERS TO READ THESE MATERIALS REGARDING THE POTENTIAL OFFER CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO

THE OFFER, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED OFFER.
OJSC VimpelCom shareholders will be able to obtain a free copy of such materials without charge at the SEC’s website (http://www.sec.gov) or from the information agent named in such materials once they have been filed with the SEC.
For further information, please contact:

Name: Dag Melgaard	Name: Kirill Babaev
Company: Telenor Group	Company: Altimo
Tel: +47 901 92 000	Tel.: +7 (903) 7281210
E-mail: dag.melgaard@telenor.com	E-mail: babaev@altimo.ru

[1]	OJSC VimpelCom preferred shares to be converted into new VimpelCom Ltd. preferred shares convertible into VimpelCom Ltd. common shares at any time after year 2.5 and before year 5 following the date of issuance of the new VimpelCom Ltd. preferred shares. The conversion price shall be the greater of (i) the closing mid-market price for VimpelCom Ltd. Common DRs on the NYSE on the date notice is given of the intention to convert; and (ii) the 30 day volume weighted average price on the NYSE of the VimpelCom Ltd. Common DRs on the date notice is given of the intention to convert.

[2]	There are currently 10,687,389 Kyivstar shares issued and outstanding.